May 18, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: 908 Devices Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-264828

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 908 Devices Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 20, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,

908 DEVICES INC.
/s/ Kevin J. Knopp
Kevin J. Knopp
Chief Executive Officer

cc:	Joseph H. Griffith IV, Chief Financial Officer, 908 Devices Inc.
Michael S. Turner, Vice President, General Counsel, 908 Devices Inc.
Michael J. Minahan, Esq., Goodwin Procter LLP